================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                (RULE 14D-100)

                         Tender Offer Statement Under
  Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934
                               -----------------
                            U.S. Laboratories Inc.
                      (Name of Subject Company (Issuer))

                            Voice Acquisition Corp.
                    An Indirect Wholly Owned Subsidiary of

                             Bureau Veritas, S.A.
                     (Names of Filing Persons (Offerors))
                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   90333T105
                     (CUSIP Number of Class of Securities)
                               -----------------

                 Frank Piedelievre            With a copy to:
                President and Chief       Richard S. Green, Esq.
                 Executive Officer       Thelen Reid & Priest LLP
               Bureau Veritas, S.A.         40 West 57th Street
             17 bis, Place des Reflets   New York, New York 10019
                   La Defense 2          Telephone: (212) 603-2000
             92400 Courbevoie, France
                    Telephone:
                 011-331-4291-5291
                (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications on
                          Behalf of Filing Persons)
                               -----------------
                           CALCULATION OF FILING FEE
================================================================================
                TRANSACTION VALUE*        AMOUNT OF FILING FEE
             -----------------------------------------------------
                  $78,533,969.00                $7,225.13
             -----------------------------------------------------
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 5,138,660 outstanding shares of common stock of U.S. Laboratories Inc. at a purchase price of $14.50 per share. The transaction valuation also includes the offer price of $14.50 less $7.082024, which is the average exercise price per share, multiplied by 542,385, the estimated number of shares purchasable under the options and warrants outstanding.
[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
   Amount Previously Paid: $________ Filing party:________
   Form or Registration No.: __ ______ Date Filed: ________
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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

   This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Voice Acquisition Corp., a Delaware corporation ("Acquisition Sub") and an indirect wholly owned subsidiary of Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Bureau Veritas"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation ("U.S. Laboratories"), at a purchase price of $14.50 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated August 22, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

   Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided for herein.

ITEM 1.  Summary Term Sheet.

   The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  Subject Company Information.

   (a) The subject company and issuer of the securities subject to the Offer is U.S. Laboratories Inc., a Delaware corporation. Its principal executive office is located at 7895 Convoy Court, Suite 18, San Diego, CA 92111 and its telephone number at such address is (858) 715-5800.

   (b) This Statement relates to the Offer by Acquisition Sub to purchase all issued and outstanding Shares for $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase (the "Introduction") is incorporated herein by reference.

   (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in Section 6 entitled "Price Range of Shares; Dividends" in the Offer to Purchase and is incorporated herein by reference.

ITEM 3.  Identity and Background of the Filing Person.

   (a)-(c) The information set forth in Section 8 of the Offer to Purchase entitled "Certain Information Concerning Bureau Veritas and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

   The names of the filing persons are Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic and its indirect wholly owned subsidiary, Voice Acquisition Corp., a Delaware corporation. Their principal executive offices are located at 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France, and their telephone number at such address is 011-331-4291-5291.

ITEM 4.  Terms of the Transaction.

   (a)(1) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 1--"Terms of the Offer,"
Section 2--"Acceptance for Payment and Payment for Shares," Section 3--"Procedures for Accepting the Offer and Tendering the Shares," Section 4--"Withdrawal Rights," Section 5--"Material U.S. Federal Income Tax Consequences," Section 13--"Certain Effects of the Offer" and Section 15--"Certain Conditions of the Offer" are incorporated herein by reference.

   (a)(2) The information set forth in the following sections of the Offer to Purchase entitled Section 5--"Material U.S. Federal Income Tax Consequences,"
Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company," Section 11--"The Transaction Documents" and Section 12--"Purpose of the Offer; Plans for the Company" are incorporated herein by reference.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

   (a), (b) The information set forth in the following sections of the Offer to Purchase entitled Section 8--"Certain Information Concerning Bureau Veritas and the Purchaser," Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company," Section 11--"The Transaction Documents" and
Section 12--"Purpose of the Offer; Plans for the Company" are incorporated herein by reference.

ITEM 6.  Purpose of the Tender Offer and Plans or Proposals.

   (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company,"
Section 11--"The Transaction Documents," Section 12--"Purpose of the Offer; Plans for the Company," Section 14--"Dividends and Distributions" and Section 13--"Certain Effects of the Offer" are incorporated herein by reference.

   (c)(2)  Not applicable.

ITEM 7.  Source and Amount of Funds or Other Consideration.

   (a) The information set forth in Section 9 of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

   (b)  Not applicable.

   (d)  Not applicable.

ITEM 8.  Interest in Securities of the Subject Company.

   (a) The information set forth in the Introduction and in the following sections of the Offer to Purchase entitled Section 8--"Certain Information Concerning Bureau Veritas and the Purchaser," Section 10--"Background of the Offer; Past Contacts or Negotiations with the Company," Section 11--"The Transaction Documents," Section 12--"Purpose of the Offer; Plans for the Company" and in Schedule I to the Offer to Purchase are incorporated herein by reference.

   (b)  Not applicable.

ITEM 9.  Persons/Assets, Retained, Employed, Compensated or Used.

   (a) The information set forth in the Introduction, and in sections of the Offer to Purchase entitled Section 17--"Fees and Expenses" and Section 11--"Transaction Documents" are incorporated herein by reference.

ITEM 10.  Financial Statements.

   Not applicable.

ITEM 11.  Additional Information

   (a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 8--"Certain Information Concerning Bureau Veritas and the Purchaser" and Section 11--"The Transaction Documents" are incorporated herein by reference.

   (a)(2) and (a)(3) The information set forth in the following sections of the Offer to Purchase entitled Section 1--"Terms of the Offer," Section 11--"The Transaction Documents," Section 15--"Certain Conditions of the Offer" and Section 16--"Certain Legal Matters; Regulatory Approvals" are incorporated herein by reference.

   (a)(4) The information set forth in Section 13 of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

   (a)(5)  None.

   (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.  Exhibits


(a)(1)(A) Offer to Purchase.

(a)(1)(B) Letter of Transmittal.

(a)(1)(C) Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

(a)(2)    Not applicable.

(a)(3)    Not applicable.

(a)(4)    Not applicable.

(a)(5)(A) Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 9, 2002,
          incorporated herein by reference to the Schedule TO, filed by Bureau Veritas on August 9, 2002.

(a)(5)(B) Summary Advertisement as published in the Wall Street Journal on August 22, 2002.

(a)(5)(C) Press Release issued by Bureau Veritas on August 22, 2002.

(b)       Not applicable.

(d)(1)    Agreement and Plan of Merger, dated as of August 8, 2002, among Bureau Veritas, Acquisition
            Sub and U.S. Laboratories.

(d)(2)    Tender and Support Agreement, dated as of August 8, 2002, among Bureau Veritas, Acquisition
            Sub and Dickerson Wright.

(d)(3)    Confidentiality and Standstill Agreement, dated as of March 17, 2002, between Bureau Veritas and
            U.S. Laboratories.

(d)(4)    Confidentiality Agreement, dated July 10, 2002, between Bureau Veritas and U.S. Laboratories.

(d)(5)    Unfair Competition Agreement, dated as of August 8, 2002, among Bureau Veritas, U.S.
            Laboratories and Dickerson Wright.

(d)(6)    Employment Agreement, dated as of August 8, 2002, between Dickerson Wright and U.S.
            Laboratories.

(d)(7)    Contingent Payment Agreement, dated as of August 8, 2002, among Dickerson Wright, Bureau
            Veritas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Bureau Veritas
            ("BVHI"), and Acquisition Sub, together with the Form of Escrow Agreement to be entered into among Bureau Veritas, BVHI, Acquisition Sub, Dickerson Wright and Citibank, N.A.
            (the "Escrow Agent").

(g)       Not applicable.

(h)       Not applicable.

ITEM 13.  Information Required By Schedule 13e-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Bureau Veritas, S.A.

                                           By:     /s/  Frank Piedelievre
                                               -----------------------------
                                               Name: Frank Piedelievre
                                               Title: President and Chief
                                               Executive Officer

                                           Voice Acquisition CORP.

                                           By:     /s/  Frank Piedelievre
                                               -----------------------------
                                               Name: Frank Piedelievre
                                               Title: Chairman of the Board
                                               and President

Dated: August 22, 2002

                                 EXHIBIT INDEX

Exhibit No.                                           Description
-----------                                           -----------

 (a)(1)(A)  Offer to Purchase.

 (a)(1)(B)  Letter of Transmittal.

 (a)(1)(C)  Notice of Guaranteed Delivery.

 (a)(1)(D)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(1)(E)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
              Nominees.

 (a)(1)(F)  Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute W-9.

 (a)(2)     Not applicable.

 (a)(3)     Not applicable.

 (a)(4)     Not applicable.

 (a)(5)(A)  Joint Press Release issued by Bureau Veritas and U.S. Laboratories on August 9, 2002,
            incorporated herein by reference to the Schedule TO, filed by Bureau Veritas on August 9, 2002.

 (a)(5)(B)  Summary Advertisement as published in the Wall Street Journal on August 22, 2002.

 (a)(5)(C)  Press Release issued by Bureau Veritas on August 22, 2002.

 (b)        Not applicable.

 (d)(1)     Agreement and Plan of Merger, dated as of August 8, 2002, among Bureau Veritas, Acquisition
              Sub and U.S. Laboratories.

 (d)(2)     Tender and Support Agreement, dated as of August 8, 2002, among Bureau Veritas, Acquisition
              Sub and Dickerson Wright.

 (d)(3)     Confidentiality and Standstill Agreement, dated as of March 17, 2002, between Bureau Veritas and U.S. Laboratories.

 (d)(4)     Confidentiality Agreement, dated July 10, 2002, between Bureau Veritas and U.S. Laboratories.

 (d)(5)     Unfair Competition Agreement, dated as of August 8, 2002, among Bureau Veritas, U.S.
              Laboratories and Dickerson Wright.

 (d)(6)     Employment Agreement, dated as of August 8, 2002, between Dickerson Wright and U.S.
              Laboratories.

 (d)(7)     Contingent Payment Agreement, dated as of August 8, 2002, among Dickerson Wright, Bureau
              Veritas Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Bureau
              Veritas ("BVHI"), and Acquisition Sub, together with the Form of Escrow Agreement to be entered into among Bureau Veritas, BVHI, Acquisition Sub, Dickerson Wright and Citibank,
              N.A. (the "Escrow Agent").

 (g)        Not applicable.

 (h)        Not applicable.

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